UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Global Blockchain Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37961B 112

(CUSIP Number)

Jordan Waring, Chief Executive Officer

Fourcore Capital Inc.

3350 Riverwood Parkway, Suite 2215

Atlanta, GA 30305

(407) 720-9250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37961B 112	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Fourcore Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,312,500 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,312,500 (1)
	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,312,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 79.2%
14	TYPE OF REPORTING PERSON CO

(1)	Consists of shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”). These securities are held directly by Fourcore Capital, Inc.

CUSIP No. 37961B 112	SCHEDULE 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Global Blockchain Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6555 Sanger Road, Suite 200, Orlando, Florida 32827.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Fourcore Capital, Inc. (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 231 Riverside Drive Macon, GA 31201.

(c)	The Reporting Person’s business is to provide technology and services to the financial and wealth management industries.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Reporting Person is a Georgia corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration used to purchase the Shares and the Private Warrants (as defined in Item 4) were in the form of promissory notes issued by the Reporting Person.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Note Purchase Agreement, dated November 13, 2024 (the “Purchase Agreement”), between the Reporting Person and Global Blockchain Sponsor, LLC (“Prior Sponsor”), the Reporting Person purchased 4,312,500 shares (“Founder Shares”) of Common Stock of the Issuer and 6,812,500 private warrants (the “Private Warrants”) of the Issuer from the Prior Sponsor for promissory notes issued by Reporting Person with a face value of $44,000,000.

Each Private Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share, subject to adjustment.

The Private Warrants are identical to the warrants sold in the Issuer’s initial public offering except that the Private Warrants: (i) will not be redeemable by the Issuer and (ii) may be exercised for cash or on a cashless basis, in each case so long as they are held by the initial purchasers or any of their permitted transferees.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review the Reporting Person’s investment in the Issuer on a continuing basis. The Reporting Person may in the future, alone or with others, pursue discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 37961B 112	SCHEDULE 13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) - (b) The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons are incorporated by reference into this Item 5. The Reporting Person may be deemed the beneficial owner of 4,312,500 shares of Common Stock, in each case directly held by the Reporting Person, representing approximately 79.2% of the outstanding shares of Common Stock. This does not include shares issuable upon exercise of the Private Warrants because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Person is calculated based upon 5,447,267 shares of Common Stock, as reported by the Issuer in its Current Report on Form 8-K, filed on November 15, 2024.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 and 4 above is hereby incorporated by reference into this Item 6.

Working Capital Loans

The Reporting Person or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial business combination, without interest, or, at the holder’s discretion, up to $1,000,000 of the notes may be converted into warrants at a price of $1.00 per warrants (“Working Capital Warrants”). The Working Capital Warrants, if any, would be identical to the Private Warrants. The terms of such loans, if any, have not been determined.

Warrant Agreement

The Private Warrants are governed by the terms of the Warrant Agreement, dated as of May 9, 2022 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Private Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Private Warrants subject to redemption and (z) the liquidation of the Issuer.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of May 9, 2022 (the “Registration Rights Agreement”), by and among the Issuer, the Prior Sponsor and certain other security holders, the holders of the Founder Shares, the Private Warrants (and underlying securities) and any Working Capital Warrants (and underlying securities), including any securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Prior Sponsor, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Prior Sponsor, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination. The Reporting Person is expected to enter into a joinder to the Registration Rights Agreement, such that they are entitled to all rights of the Prior Sponsor.

CUSIP No. 37961B 112	SCHEDULE 13D	Page 5 of 6 Pages

Letter Agreement

On May 9, 2022, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Prior Sponsor and the other parties thereto (collectively, the “Insiders”). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer: (i) that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment; (ii) that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and (iii) to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Issuer’s amended and restated certificate of incorporation prior thereto. Concurrent with the entry into the Purchase Agreement, the Reporting Person entered into a joinder to the Letter Agreement, such they will have all of the rights and obligations of an Insider pursuant to the Letter Agreement.

The foregoing summary of certain terms of the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-4 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

1	[Reserved].

2	Warrant Agreement, dated May 9, 2022, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2022).

3	Registration Rights Agreement, dated May 9, 2022, among the Issuer, the Sponsor and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2022).

4	Letter Agreement, dated May 9, 2022, among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2022).

*	Filed herewith.

CUSIP No. 37961B 112	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024

Fourcore Capital, Inc.

By:	/s/ Jordan Waring
	Name:	Jordan Waring
	Title:	Chief Executive Officer